                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 2)


                      MALIBU ENTERTAINMENT WORLDWIDE, INC.
                                (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    561182106
                                 (CUSIP NUMBER)

                                  STUART SIMON
                        NOMURA ASSET CAPITAL CORPORATION
                            2 WORLD FINANCIAL CENTER
                             BUILDING B, 21ST FLOOR
                            NEW YORK, NEW YORK 10281
                                 (212) 836-7130

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:

                            EMANUEL CHERNEY, ESQUIRE
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                          NEW YORK, NEW YORK 10022-3598
                                 (212) 836-7061

                               SEPTEMBER 10, 2001
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ]

--------------------------------------------------------------------------------

1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Partnership Acquisition Trust V                      51-6506881

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [_]
                                                                 (b) [x]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS (See Instructions)

        Not applicable

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEMS 2(d) or 2(e)  [_]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER

     SHARES              0
                    ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY             0
                    ------------------------------------------------------------
      EACH           9   SOLE DISPOSITIVE POWER

    REPORTING            0
                    ------------------------------------------------------------
     PERSON         10   SHARED DISPOSITIVE POWER

      WITH               0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         00

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Nomura Asset Capital Corporation    13-3648580
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [x]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER

     SHARES              0
                   -------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER

    OWNED BY             0
                   -------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER

    REPORTING            0
                   -------------------------------------------------------------
     PERSON        10   SHARED DISPOSITIVE POWER

      WITH              0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         C0

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        The Capital Company of America LLC          13-3648580
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                           (a) [_]
                           (b) [x]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        Not applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------

    NUMBER OF     7    SOLE VOTING POWER
                       0
     SHARES

                 ---------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
                       0

    OWNED BY

                 ---------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER
                       0
   REPORTING

                 ---------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         00

--------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to a
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on July 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on April 4, 2001 ("Amendment No. 1"). This Amendment No. 2 amends and supplements the Schedule 13D. Information in the Schedule 13D (as superceded by Amendment No. 1) remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

         This Amendment No. 2 is being filed with respect to an Option and Voting Agreement made effective as of March 29, 2001 by and among Nomura Asset Capital Corporation, a Delaware corporation ("NACC"), Partnership Acquisition Trust V, a Delaware business trust ("PATV") and MEI Holdings, L.P., a Delaware limited partnership ("MEIH"), as amended by the First Amendment to Option and Voting Agreement, dated as of August 23, 2001, as further amended by the Second Amendment to Option and Voting Agreement, dated as of September 6, 2001 (as amended, the "Option and Voting Agreement"). Pursuant to the Option and Voting
Agreement: (i) PATV and NACC granted MEIH an option (the "Option") to purchase all of its shares of stock of Malibu Entertainment Worldwide, Inc., a Georgia corporation (the "Issuer"); and (ii) prior to the exercise of the option, the parties thereto agreed to vote their respective shares in the Issuer to elect to the Issuer's board of directors a certain number of directors designated by NACC, among other things, all as more fully set forth in the Option and Voting Agreement and as described in this Amendment No. 2. On September 10, 2001, the Issuer, as an assignee of MEIH, exercised the Option.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This Amendment No. 2 is filed on behalf of:

                  (1)      PATV;

                  (2) NACC, in its capacity as the sole beneficiary of PATV; and

                  (3) The Capital Company of America LLC, a Delaware limited liability company ("CCA").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Option and Voting Agreement, NACC and PATV granted to MEIH or its designee the Option to purchase at the Closing (as defined in the Option and Voting Agreement), in whole but not in part, all of the shares of the Issuer's capital stock held by PATV and any Affiliate (as defined in the Option and Voting Agreement) of PATV, including NACC. On September 10, 2001, the Issuer, as an assignee of MEIH, exercised the Option for a purchase price of $550,000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) As of November 13, 2001, the date reported in the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 2001, the Company had 51,142,547 shares of Common Stock issued and outstanding. As of the date of this Amendment No. 2, each of PATV, NACC, CCA and NHA is the beneficial owner of 0 shares of Common Stock, or 0% of the issued and outstanding Common Stock.

         (b) None.

         (c) On September 10, 2001, pursuant to the Option and Voting Agreement, PATV sold to the Issuer, as an assignee of MEIH, 6,000,000 shares of Common Stock and 386.88 shares of Series BB Preferred Stock of the Company for an aggregate sales price of $550,000 in a private sale. Except as set forth above, none of the Reporting Persons nor any of the persons listed in response to Item 2 has effected any transaction involving the Issuer's Common Stock during the last sixty (60) days.

         (d) Not applicable.

         (e) September 10, 2001.

ITEMS 6. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Joint Filing Agreement dated April 4, 2001, incorporated by reference to the Schedule 13D, Amendment No. 1, filed with the SEC on April 4, 2001

         Exhibit 2 Option and Voting Agreement dated March 29, 2001, incorporated by reference to the Schedule 13D, Amendment No. 1, filed with the SEC on April 4, 2001

         Exhibit 3 First Amendment to Option and Voting Agreement dated August 23, 2001

         Exhibit 4 Second Amendment to Option and Voting Agreement dated September 6, 2001

                                    Signature

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   November 16, 2001                  PARTNERSHIP ACQUISITION TRUST V

                                            By:      /s/ Lance W. Haberin
                                                     Name:    Lance W. Haberin
                                                     Title:   Attorney In Fact

                                            NOMURA ASSET CAPITAL CORPORATION

                                            By:      /s/ Stuart Simon
                                                     Name:    Stuart Simon
                                                     Title:   Director

                                            THE CAPITAL COMPANY OF AMERICA LLC

                                            By:      /s/ Stuart Simon
                                                     Name:    Stuart Simon
                                                     Title:   Managing Director